Mail Stop 4561

March 5, 2009

Joel S. Marcus
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, California 91101

> **Re:** **Alexandria Real Estate Equities, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **and Documents Incorporated by Reference**
> **Form 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 001-12993**

Dear Mr. Marcus:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or me at (202) 551-3498 with any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant